Filed Pursuant to Rule 433

Registration No. 333-284906

May 7, 2026

KRAFT HEINZ FOODS COMPANY

Pricing Term Sheet

€500,000,000 3.500% Senior Notes due 2031

€500,000,000 3.950% Senior Notes due 2034

The information in this pricing term sheet supplements Kraft Heinz Foods Company’s preliminary prospectus supplement, dated May 7, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Kraft Heinz Foods Company

Guarantor:	The Kraft Heinz Company

Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Distribution:	SEC Registered

Principal Amount:	2031 Notes: €500,000,000 2034 Notes: €500,000,000

Trade Date:	May 7, 2026

Settlement Date:	May 21, 2026; T+10**

Maturity Date:	2031 Notes: May 21, 2031 2034 Notes: May 21, 2034

Coupon:	2031 Notes: 3.500% 2034 Notes: 3.950%

Yield to Maturity:	2031 Notes: 3.695% 2034 Notes: 4.065%

Spread to Benchmark Bund:	2031 Notes: 100.1 basis points 2034 Notes: 118.8 basis points

Benchmark Bund:	2031 Notes: 2.500% OBL due April 16, 2031 2034 Notes: 2.200% DBR due February 15, 2034

Benchmark Bund Yield/Price:	2031 Notes: 2.694% / 99.100% 2034 Notes: 2.877% / 95.340%

Mid-Swaps Yield:	2031 Notes: 2.815% 2034 Notes: 2.935%

Spread to Mid-Swaps:	2031 Notes: MS + 88 basis points 2034 Notes: MS + 113 basis points

Interest Payment Date:	May 21, annually

First Interest Payment Date:	May 21, 2027

Day Count Convention:	Actual/Actual (ICMA)

Price to Public:	2031 Notes: 99.124% of principal amount 2034 Notes: 99.228% of principal amount

Optional Redemption:

At any time prior to the applicable par call date, each series of Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•

100% of the principal amount of the Notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if the applicable series of Notes matured on the applicable par call date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 15 basis points, in the case of the 2031 Notes, and 20 basis points, in the case of the 2034 Notes, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

In addition, on or after the applicable par call date, each series of Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

For the purposes of the foregoing, the “par call date” means, with respect to the 2031 Notes, April 21, 2031 (one month prior to the maturity date of the 2031 Notes), and with respect to the 2034 Notes, February 21, 2034 (three months prior to the maturity date of the 2034 Notes).

The Issuer may redeem all but not part of the Notes of either series if, at any time, as a result of certain United States tax law changes, the Issuer would be required to pay additional amounts on the Notes of such series (as described below), at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed, together with accrued and unpaid interest on thereon to, but excluding, the date fixed for redemption, and any such additional amounts owed with respect thereto.

Notice of any such optional redemption described above will be delivered to each holder of the Notes of such series to be redeemed at least 10, but not more than 60, days prior to the applicable redemption date.

Additional Amounts:	If any taxes imposed by the United States are required to be withheld or deducted in respect of any payment made under or with respect to the Notes of a series or the corresponding guarantee thereof, the Issuer (or the Guarantor, if applicable) will, subject to certain exceptions and limitations, pay additional amounts as is necessary in order that the net amounts received in respect of such payments by each beneficial owner who is not a “United States person” after such withholding or deduction (including any withholding or deduction in respect of such additional amounts) will equal the amounts which would have been received in respect of such payments on such Notes or guarantee thereof in the absence of such withholding or deduction.

Change of Control:	Upon a change of control and relating ratings event with respect to either series of Notes, the Issuer will be required to offer to repurchase the Notes of such series at a purchase price equal to 101% of the aggregate principal amount of the Notes of such series to be repurchased, together with accrued and unpaid interest thereon, if any, to, but excluding, the date fixed for such repurchase, except to the extent the Issuer has exercised any of its optional redemption rights as described above.

Listing:	We intend to apply to list the Notes on The Nasdaq Bond Exchange.

CUSIP:	2031 Notes: 50077L BQ8 2034 Notes: 50077L BR6

ISIN:	2031 Notes: XS3367254458 2034 Notes: XS3367254532

Common Code:	2031 Notes: 336725445 2034 Notes: 336725453

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

Goldman Sachs & Co. LLC

Merrill Lynch International

Barclays Bank PLC

J.P. Morgan Securities plc

Morgan Stanley & Co. International plc

RBC Europe Limited

Wells Fargo Securities International Limited

Senior Co-Managers:

Academy Securities, Inc.

Banco Santander, S.A.

BNP PARIBAS

Crédit Agricole Corporate and Investment Bank

HSBC Bank plc

Mizuho International plc

MUFG Securities EMEA plc

TD Global Finance unlimited company

UBS AG London Branch

U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Commerzbank Aktiengesellschaft Coöperatieve Rabobank U.A. ING Bank N.V., Belgian Branch Intesa Sanpaolo IMI Securities Corp.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect to deliver the Notes against payment for the Notes on or about May 21, 2026, which is the tenth business day following the date of the pricing of the Notes. Since trades in the secondary market generally settle in one New York business day, purchasers who wish to trade Notes more than one business day prior to the date of delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Limited toll free at +1-800-831-9146, Deutsche Bank AG, London Branch toll free at +1-800-503-4611, Goldman Sachs & Co. LLC toll free at +1-866-471-2526, or Merrill Lynch International toll free at +1-800-294-1322.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of assimilated law in the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for such securities. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing packaged retail and insurance-based investment products or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering, selling or distributing the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, (a) the expression “retail investor” means a person who is one (or both) of the following: (i) not a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of assimilated law in the UK by virtue of the EUWA; or (ii) not a “qualified investor” as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“UK POATRs”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for such securities. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (the “DISC Sourcebook”) for offering, selling or distributing consumer composite investments or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC Sourcebook and The Consumer Composite Investments (Designated Activities) Regulations 2024.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.

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